ORCHID ISLAND CAPITAL

Investor Presentation - June 2013

Disclaimers

FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements and information. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected performance, anticipated returns and our investment strategy and means to implement the strategy.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict.

All forward-looking statements speak only as of the date of this presentation. Except as required by applicable law, we are under no obligation to publicly update or revise any forward-looking statements, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in “Risk Factors” section and elsewhere in the Registration Statement on Form S-11 relating to this offering could harm our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

Investment Highlights

Track Record of Performance

- Annualized return on invested capital at Bimini of 22.4% from September 2008 to December 2012
- 149% cumulative return on invested capital based on 18 quarters of operation
- Demonstrated consistent returns through Agency-only strategy with minimal credit risk

Negatively Correlated Assets

- Values of many structured securities move inversely to pass-through investments
- Results in attractive dividend yields with added book value stability
- Structured securities are fully unencumbered assets

ORCHIDISLAND CAPITAL

Not A Traditional REIT Model

- Orchid strategy mitigates the challenges inherent in the traditional REIT model
- Profile protects against maturity, counterparty and price risk

Experienced Management Team

- Orchid's leadership team has an average of 9 years experience running a public REIT
- Combined 33 years of experience managing mortgage assets and 58 years industry experience
- Successfully navigated a public REIT through the financial crisis

Opportunistic Market Fundamentals

- Historically steep yield curve combined with low prepayment rates provide attractive Agency RMBS returns
- Smaller size allows Orchid greater flexibility than larger peers to make selective investments in Agency RMBS

Overview of Orchid Island

Target Assets
- Agency pass-though securities and structured Agency RMBS

Management
- Robert E. Cauley, CEO
- G. Hunter Haas, CIO

Externally Managed
- Manager is a wholly owned subsidiary of Bimini

Management Fee
- 1.50% of equity, scaling down
- No incentive fees

Dividend Policy
- Monthly Dividends to paid out of taxable REIT income.


Cauley and Haas appointed CEO and CIO, respectively
Founded as a subsidiary of Bimini in isolation to focus on differentiated strategy
ORC's Agency RMBS portfolio has a fair value of $28.9 million
Initial Public Offering
April 2008
August 2008
August 2010
November 2010
March 2011
July 2011
February 2013
Implemented current strategy
Commences operations with clean balance sheet to employ go-forward strategy
Compelling investment thesis based on structured Agency RMBS
Bimini contributes a cumulative amount of $15 million of capital to Orchid
Portfolio: 95% Agency pass-through RMBS, 5% structured Agency RMBS

Experienced Management

Robert E. Cauley

Chief Executive Officer, President and Chairman of the Board

Co-Founded Bimini
21 years of industry experience

- **Position at Orchid:** Chairman, President and CEO since August 2010
- 2008 - Present: CEO and Chairman of the Board of Bimini
- 2003 - 2008: Vice-Chairman, CFO and CIO of Bimini
- 1996 - 2003: Vice-President and portfolio manager; Federated Investors
- 1994 - 1996: ABS/MBS structuring desk; Lehman Brothers
- 1992 - 1994: Credit Analyst; Barclays Bank, PLC

G. Hunter Haas, IV

Chief Financial Officer, Secretary, Chief Investment Officer and Director

12 years of industry experience

- **Position at Orchid:** CFO and CIO and Secretary since August 2010
- 2008 - Present: President, Chief Investment Officer and Chief Financial Officer of Bimini
- 2004 - 2008: Senior Vice-President and head of Mortgage Research of Bimini
- 2002 - 2004: Vice President, Servicing Asset Risk Management; National City
- 2001 - 2002: Assistant Vice President, Capital Markets Finance Group; HomeSide Lending

Jerry Sintes

Vice President, Controller and Treasurer

25 years of industry accounting and audit experience

- **Position at Orchid:** Vice President and Treasurer since August 2010
- 2007 - Present: Vice President and Controller of Bimini
- 2006 - 2007: Vice President and Assistant Controller: Riverside National Bank
- 2003 - 2005: Chief Financial Officer: Guaranty Savings Homestead Association and GS Financial Corp
- 1992 - 2003: Audit manager; Bain, Freibaum, Sagona & Co., LLP
- 1988 – 1992 Audit Senior; Whitney National Bank
- Certified Public Accountant, Member AICPA

Independent Directors

John B. Van Heuvelen

Position at Orchid: Director; audit committee chair and financial expert, member compensation committee.

Board Memberships:

2009 – Present: Hallador Energy Company (Nasdaq: HNRG): audit committee chair.

2002 – Present: MasTec, Inc (NYSE: MTZ): Currently the lead outside director and member audit committee and past chairman of the audit committee and financial expert from 2004-2009.

2005 – 2007: LifeVantage, Inc. (OTC: LFVN)

Experience:

President of Morgan Stanley Dean Witter Trust Company from 1993 - 1999

W. Coleman Bitting

Position at Orchid: Independent director, compensation committee chair and member of nominating and governance committee.

Experience:

23 Years Industry Experience

2007 - Present: Maintains a private consulting practice focused on REITs

2000 - 2007: Founding Partner and Head of Corporate Finance; Flagstone Securities

Prior to Flagstone: Senior equity research position; Stifel, Nicolaus & Co. Inc. and Kidder, Peabody & Co., Inc.

Frank P. Filipps

Position at Orchid: Independent Director, member of audit, compensation, and nominating and governance committees.

Board Memberships:

1995 – Present: Impac Mortgage Holdings, Inc. (Amex: IMH): chair of audit committee

2002 – Present Primus Guaranty, Ltd (NYSE: PRS): chair of compensation committee from 2002-2006 and chair of the nominating and governance committee from 2007 – 2011.

2010 – Present: Fortegra Financial Corp. (NYSE: FRF) chairman of the nominating and governance committee from 2010 – 2011, member of audit committee since 2010 and chair of the compensation committee since 2012.

Experience:

2005 – 2008 Chairm and CEO of Clayton Holdings (Nasdaq: Clay):

1992 – 2005 Chairman and CEO Radian Group, Inc.

1975 – 1992 Various executive positions at AIG including founder, president and CEO of AIG Capital Corp.

Ava L. Parker

Position at Orchid: Independent Director, nominating and governance committee chair, and member of audit committee.

Board Memberships:

2006 - Present: Jacksonville Transportation Authority Board; Past chairman

2010 – 2012: Immediate Prior Chairman of the State of Florida Board of Governors of the State University System; Reappointed by Governor Rick Scott in Jan 2012

Experience:

Lawrence & Parker PA: Partner

Linking Solutions, Inc.: President

Challenges of the Traditional Model

The traditional REIT investment model: Repo-funded pass-through securities

Price Risk

- Holders of premium priced Agency RMBS are vulnerable to losses if prepayments rise unexpectedly
- Limited further price appreciation with premium Agency RMBS, but risk of accelerated price declines remain as rates rise

Reinvestment Risk

- Agency RMBS prepay faster in low rate environments
  - But capital has to be deployed in a less attractive investment environment due to higher RMBS prices

Maturity Risk

- Short term repo funding comes due before the assets pay off creating funding risk
- Traditional REIT model assumes the ability to continuously roll-over maturing liabilities

Counterparty Risk

- Deteriorating counterparty financial condition can result in funding instability
  - Risk that all funding counterparties pull back simultaneously

Equity Issuances vs. Agency Prices[1]



$ in 000s
Dollars ($)
Agency Mortgage REIT Equity Issuances
Price of Fannie 4.5%
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
300
0
108
105
102
99
96
93
90
Feb-03
Aug-03
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
Aug-06
Feb-07
Aug-07
Feb-08
Aug-08
Feb-09
Aug-09
Feb-10
Aug-10
Feb-11
Aug-11
Feb-12
Aug-12

Traditional Pass-Through Profile



(return on allocated equity vs. interest rate shock)
20
10
0
-10
-20
-30
-40
-50
-200
-100
-50
0
+50
+100
+200
% Change in Book Value
Pass-through + Hedge
Pass-through Profile
% Change in Interest Rate (BPs)

(1) Source: Bloomberg

Orchid Approach

	1 Asset Selection	2 Embedded Leverage	3 Protect Book Value
Issue	▪ Traditional REITs buy a narrow catalogue of low-duration MBS	▪ Traditional REITs finance long-term assets with short term debt	▪ Traditional REITs imperfectly hedge MBS with swaps
Our Approach	▪ Orchid expands the investment focus to include IO and IIO Agency RMBS ▪ Augments traditional pass-through investing which is based on characteristics of the underlying collateral	▪ Unfunded structured securities have comparable returns to repo-funded MBS portfolios ▪ Investing in securities with embedded leverage reduces hedging costs and counterparty risk	▪ Many structured securities have negative duration and positive yields ▪ Gains in the value of the structured securities portfolio offset losses in the pass-through portfolio as rates rise
Result	▪ Greater flexibility to hedge performance and invest in cheaper assets	▪ Unencumbered assets and cash represent ~15% of the illustrative asset portfolio	▪ Greater expected book value stability to complement attractive returns

Our Approach to Risk Management

Asset Selection	Book Value Stability	Embedded Leverage
▪ Structured Agency RMBS can provide more attractive returns than pass-throughs in low rate environments	▪ Agency pass-though securities combined with structured Agency RMBS can protect book value	▪ Strategy does not require ongoing fixed swap payments, yet has a comparable return profile to hedged Agency pass-throughs

Evolution of the Total Portfolio Profile



% Change in Book Value
% Change in Interest Rate (BPs)
-200
-100
-50
0
+50
+100
+200
Pass-throught (Unhedged)
Pass-through + Hedge
Structured Profile
Total Portfolio Profile
Orchid Pass-through + Hedge
Orchid Island Total Profile

Specified Pools – Risks & Rewards

Fannie Mae 30yr Fixed Rate MBS	**3.50%** (2012 Prod)	**4.00%** (2011 Prod)
Low Loan Balance Pools		
"Reward"		
Q1 Prepayment Speeds (1)	22%	28%
Amortization Period relative to Generic	4.5x	3.6x
Yield of LLB Pool - May 8, 2013 Price	2.72%	2.47%
Yield of Generic Pool - May 8, 2013 Price	2.07%	1.42%
"Risk"		
"TBA" Price*		
May 8, 2013	106.203	106.766
June 5, 2013	103.172	104.984
Price Decline	-3.031	-1.782
LLB Premium - May 8, 2013 (2)	1.306	4.000
LLB Premium - June 5, 2013	0.647	2.344
All in Price		
May 8, 2013	107.509	110.766
June 5, 2013	103.819	107.328
Price Decline	-3.690	-3.438

** Source: Bloomberg*

(1) As a percentage of generic for the first quarter of 2013 (Source: Banc of Manhattan Capital)

(2) Source - BAML